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                   Trans World Airlines, Inc. and Subsidiaries

                                   EXHIBIT 11

                        Computation of Earnings Per Share
                 (Amounts in Thousands, Except Per Share Amount)


                                                           Reorganized
                                                             Company
                                                             -------
                                                           Three Months
                                                               Ended
                                                           March 31,1996

Adjustments to Net Income (loss)

Net income (loss)                                           $   (37,107)
Preferred stock dividend requirements                            (3,997)
Special dividend requirement relating to
  redemption of 12% Preferred Stock                             (20,001)
                                                             ----------

Net income (loss) applicable to common
  stock                                                     $   (61,105)
                                                             ==========

Adjustments to Outstanding Shares

Average number of shares of common stock (1)                     41,800

Primary Adjustments
  Incremental shares associated with the
  assumed exercise of options and
  warrants (2)                                                    1,493
                                                             ----------

Total average number of common and common
  equivalent shares used for primary
  calculation                                                    43,293
                                                             ==========

Average number of shares of common stock (1)                     41,800
Fully Diluted Adjustments
  Incremental shares associated with the assumed
    exercise of options and warrants (2)                          2,246
                                                             ----------
Total average number of common and common equivalent
  shares for fully diluted calculation                           44,046
                                                             ==========

Earnings (loss) per common share
  Average number of shares of common stock                   $    (1.46)
  Primary (3)                                                     (1.41)
  Fully diluted (3)                                               (1.39)

(1) Includes 5,517 shares of Employee Preferred Stock which, except for a liquidation preference of $.01 per share and the right to elect a certain number of directors to the Board of Directors, is the functional equivalent of Common Stock.

(2) Pursuant to an employee stock incentive plan (ESIP or the Plan), the Company is required to distribute additional shares of common stock and Employee Preferred Stock as a result of the distribution of additional shares following the effective date of the '95 Reorganization. No shares have as yet been distributed to employees under this provision and discussions are being held with union representatives to determine the appropriate number of shares to be distributed. The Company believes that, based on theses discussions, no more than 950,000 additional shares will be distributed. Additionally, the ESIP provides that, beginning in 1997, employees may significantly increase their ownership, through grants or purchases, as set forth in the Plan. The earnings (loss) per share computations do not give any effect to the potential issuances of these shares.

(3) As the effect of including the incremental shares associated with options and warrants is antidilutive, these amounts are not presented in the accompanying condensed statements of consolidated operations.